UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-30877

MARVELL TECHNOLOGY GROUP LTD.*

(Exact name of registrant as specified in its charter)

Victoria Place, 5th Floor

31 Victoria Street

Hamilton HM 10

Bermuda

(441) 294-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.002 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Marvell Technology Group Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 21, 2021

MARVELL TECHNOLOGY GROUP LTD.

By:	/s/ JEAN HU
Jean Hu Authorized Signatory

*

On October 29, 2020, Marvell Technology Group Ltd. (“Marvell”), Marvell Technology, Inc., a Delaware corporation and a wholly owned subsidiary of Marvell (“MTI”), Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of MTI (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MTI (“Delaware Merger Sub”), and Inphi Corporation, a Delaware corporation (“Inphi”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), providing for the acquisition of Inphi by Marvell. Pursuant to the Merger Agreement, (i) Bermuda Merger Sub merged with and into Marvell (the “Bermuda Merger”), with Marvell continuing as a wholly owned subsidiary of MTI; and (ii) Delaware Merger Sub merged with and into Inphi (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”), with Inphi continuing as a wholly owned subsidiary of MTI. On April, 20, 2021, upon the consummation of the Mergers, each of Marvell and Inphi became wholly owned subsidiaries of MTI.